                                                                   EXHIBIT 12.01


                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                THREE
                                                                                               MONTHS
                                                        YEAR ENDED DECEMBER 31,                 ENDED
                                        ---------------------------------------------------   MARCH 31,
                                          1994        1995      1996       1997      1998       1999
                                        --------     ------    -------    -------   -------   -------
                                                (ALL AMOUNTS, EXCEPT RATIO DATA, IN THOUSANDS)
Earnings(1):
  Net income (loss) before
    income taxes ...................... $(15,060)    $3,136    $14,300    $23,759   $59,789   $21,092
  Fixed charges .......................    1,981      2,411      1,180      1,978     6,746     1,695
                                        --------     ------    -------    -------   -------   -------
      Total earnings, as adjusted .....  (13,079)     5,549     15,480     25,737    66,535    22,787
Divided by fixed charges: ............. $  1,981     $2,411    $ 1,180    $ 1,978   $ 6,746   $ 1,695
                                        --------     ------    -------    -------   -------   -------
Ratio of earnings to fixed
  charges(2) ..........................      n/a       2.3x      13.1x      13.0x      9.9x     13.4x

(1) Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of bond issuance costs related to indebtedness, and that portion or rental expense we believe to be representative of interest.

(2) During the year ended December 31, 1994, there was a deficiency of earnings to cover fixed charges of approximately $15.1 million.